Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Capital Partners IV, Inc.

(Commission File No.: 001-40555)

Date: March 22, 2022

2022)_v11.pptx 1 Investor Presentation March 2022

2022)_v11.pptx 2 Disclaimer About this Presentation This presentation relates to a proposed business combination (the “Business Combination”) between Coincheck Group B.V. (“CCG” ), which will be a holding company of Coincheck, Inc. (the “Company”) and Thunder Bridge Capital Partners Ⅳ , Inc. (“THCP”). The information contained herein does not purport to be all - inclusive and the information contained herein is preliminary and subject to change and such changes may be material. This presentation doe s n ot constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Bus ine ss Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of the Company, THCP, CCG or any of their respective affiliates. No offering of se cur ities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as ame nded (the “Securities Act”), or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to regist rat ion or qualification under the securities laws of any such jurisdiction be effected. No securities commission or securities r egu latory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this presentation. Important Information About the Business Combination and Where to Find It In connection with the proposed Business Combination, CCG intends to file a registration statement on Form F - 4 that will include a preliminary proxy statement to be distributed to stockholders of THCP in connection with THCP’s solicitation of proxies for t he vote by its stockholders with respect to the Business Combination. After the registration statement has been filed and declared effective by the SEC, THCP will mail a definitive proxy statemen t / prospectus to its stockholders as of the record date established for voting on the Business Combination and the other proposa ls regarding the Business Combination set forth in the proxy statement. CCG or THCP may also file other documents with the SEC regarding the Business Combination. Before making any investment or vo tin g decision, stockholders and other interested persons are advised to read, when available, the registration statement and pre lim inary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with THCP’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the Business Combination because these materials will contain important info rma tion about the Company, THCP, CCG and the Business Combination. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy stat eme nt / prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: T hun der Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, VA 22066. Participants in the Solicitation The Company and THCP and their respective directors and officers may be deemed participants in the solicitation of proxies of TH CP’s stockholders in connection with the Business Combination. THCP’s stockholders and other interested persons may obtain, w ith out charge, more detailed information regarding the directors and officers of the Company and THCP at the Company’s website at corporate.coincheck.com, or in THCP’s registration statement on For m S - 1 filed on June 21, 2021, respectively. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to THCP’s s toc kholders in connection with the Business Combination will be set forth in the proxy statement / prospectus for the Business C omb ination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination will be included in the proxy stat eme nt / prospectus filed with the SEC in connection with the Business Combination. Forward - Looking Statements This presentation includes forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 , as amended, that reflect current views of the Company, THCP or CCG with respect to, among other things, operations and fina nci al performance. Forward - looking statements may be identified by the use of words such as “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “ pot ential,” “predict,” “project,” “future,” “will,” “seek,” “foreseeable” and similar terms and phrases in this presentation. Fo rwa rd - looking statements contained in this presentation may include, without limitation, statements about our (i) account growth rates and total accounts, (ii) marketing and product / IT development costs, (iii) tr adi ng volumes, (iv) revenue, including trading - related revenue by product, (v) market growth, (vi) planned strategic initiatives, ( vii) payback periods and account acquisition costs, (viii) customer assets and (ix) EBITDA. Forward - looking statements contained in this presentation are based on the management’s current expectations and ar e subject to changes in circumstances and other risks and uncertainties. The Company, THCP or CCG cannot assure you that futu re developments affecting the Company, THCP or CCG will be those that the Company, THCP or CCG have anticipated. Actual results may differ materially from these expectations due to changes i n g lobal, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the con trol of the Company, THCP and CCG. Risks and uncertainties include, without limitation, (a) the highly volatile nature of the crypto economy, (b) the significant volatility of the price of cryp to assets and the associated demand for buying, selling and trading crypto assets in the market for cryptocurrency, (c) the exte nsi ve and highly - evolving regulatory landscape in which the crypto economy operates and (d) the unpredictability of the future development and growth of the crypto economy and crypto networks due to t hei r relatively early stages of development. Should one or more of these risks or uncertainties materialize, or should any of ou r a ssumptions prove incorrect, actual results may vary in material respects from those projected in these forward - looking statements. Any forward - looking statement made by the Company, THCP or CCG in this presentation speaks only as of the date of this presentation. Factors or events that could cause our actual results to differ m ay emerge from time to time, and it is not possible for the Company, THCP or CCG to predict all of them. The Company, THCP and CCG may not actually achieve the plans, intentions or expectations dis closed in our forward - looking statements and you should not place undue reliance on our forward - looking statements. Forward - look ing statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments or other strategic transactions the Company, THCP or CCG may ma ke. The Company, THCP or CCG undertakes no obligation to publicly update or review any forward - looking statement, whether as a r esult of new information, future developments or otherwise, except as may be required by any applicable securities laws. Notice to Investors Currently, the Company is a subsidiary of Monex Group, Inc. (“Monex”). Following the Company’s Business Combination, it is li kel y that Monex will continue to have significant control and influence with respect to the Company’s business plans, strategy, pol icies and management, including the appointment and removal of the Company’s officers and directors. The information set forth in this presentation has been prepared for informational purposes an d does not constitute any offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor will ther e b e any sales of the Company’s securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdict ion , or until a binding commitment to enter into a definitive agreement has been made. The Company expressly disclaims all liabi lit y relating to the use of this presentation. In addition, the information contained in this presentation is as of the date hereof, and the Company has no obligation to update such information, including in the ev ent that such information becomes inaccurate. The delivery of this presentation and the information contained herein shall no t c reate any liability or obligation whatsoever for the Company. No representations or warranties are made by the Company, Monex or any of the Company’s other affiliates as to the accuracy or c omp leteness of any statements contained in this presentation or any additional materials. This presentation should not be consid ere d as a recommendation by the Company or any of the Company’s agents to acquire any securities or to enter into any transaction. This presentation may include material non - public information and by accepting delivery of this presentation, you agree to comply with all applicable laws and regulations with respect to th e use of any such information. You acknowledge that you are aware that the applicable securities laws prohibit any person who has material, non - public information from purchasing or selling securities in reliance on such information or from communicating such information to any other person or entity under circumstances in whic h it is reasonably foreseeable that such other person or entity is likely to purchase or sell such securities in reliance on such information. This presentation shall neither be deemed an indication of the state of affairs of the Company’s business nor constitute an indication that there has been no change in the Company’s bu sin ess affairs since the date hereof or since the dates as of which information is given in this presentation. In furnishing this presentation, the Company undertakes no obligation to provide t he recipient with access to any additional evaluation materials or to update the information contained herein. Financial Information The financial information and data contained herein have been prepared on the basis of a fiscal year ending on March 31 of ea ch year, for example fiscal year ended 2020 ended on March 31, 2020 and fiscal year ended 2021 ended on March 31, 2021, and as s uch may not be comparable with the financial information and data of other companies, including our competitors, who do not use the same fiscal year end. Certain amounts, percentages and other f igu res included in this presentation have been subject to rounding adjustments. Certain other amounts that appear in this presen tat ion may not sum due to rounding. Non - GAAP Information This presentation includes non - GAAP financial measures, including EBITDA. The Company believes these non - GAAP measures of financ ial results provide useful information to management and investors regarding the liquidity, financial condition and results o f o perations of the Company, as well as regarding period - over - period performance of the same. The Company does not consider these non - GAAP measures in isolation or as an alternative to liquidity or financial measures determined in accordance with GAAP. A limitation of these non - GAAP financial measures is that they exclude s ignificant items that are required by GAAP to be recorded in the financial statements of the Company. In addition, they are subject to inherent limitations as they reflect the exercise of ju dgm ents by management about which items are excluded or included in determining these non - GAAP financial measures and therefore the basis of presentation for these measures may not be comparable to similarly - titled measures used by other companies. You should review the audited financial statements of the Company, and not re ly on any single financial measure to evaluate the business of the Company. Industry and Market Data In this presentation, the Company, THCP and CCG rely on and refer to certain information and statistics obtained from third - part y sources which they believe to be reliable. However, the Company, THCP and CCG have not independently verified the accuracy or completeness of any such third - party information. The recipient is cautioned not to give undue weight to such industry and market data. Trademarks, Trade Names and Service Marks This presentation includes trademarks, trade names and service marks that the Company either owns or licenses, such as “Coinc hec k,” which are protected under applicable intellectual property laws. Solely for convenience, trademarks, trade names and serv ice marks referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that the Company will not assert, to the full est extent under applicable law, rights or the right of the applicable licensor to these trademarks, trade names and service mark s. This presentation may also contain trademarks, trade names and service marks of other parties, and the Company does not intend its use or display of other parties’ trademarks, trade names or servi ce marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of the Company by, these other parties.

2022)_v11.pptx 3 Overview Coincheck, Inc. – a subsidiary of Japan’s Monex Group – Enters Definitive Merger Agreement with Thunder Bridge Capital Partners IV, Inc. x Coincheck is one of the largest multi - cryptocurrency marketplaces and digital asset exchanges in Japan, with approximately 1.5 million verified customers x Combination with Thunder Bridge Capital Partners IV, Inc. (Nasdaq: THCP) enables Coincheck to further accelerate growth by driving customer acquisition, accelerating innovation in digital asset solutions and providing customers and institutions with deeper access to the global crypto economy x Combined company is expected to be listed on the Nasdaq Global Select Market under the ticker symbol “CNCK” following an anticipated transaction close in 2H 2022 x Provides $237M in cash held by Thunder Bridge IV in trust to the combined company before expenses, assuming no redemptions x Coincheck’s parent, Monex Group, Inc., owns 94.2% of Coincheck today and will retain all of its equity at closing; pro forma ownership of approximately 82% of the combined company excluding earn - outs or warrants

Largest Crypto Exchange and Digital Asset Platform in Japan

Coincheck

The Coincheck Opportunity

Providing Japanese Customers & Institutions with Direct Access to the Global Crypto Economy

Broad Product Set



- ✓ Dedicated crypto exchange for retail customers
- ✓ Trading platform for professional traders
- ✓ NFT marketplace
- ✓ Robust spread-based business model with high incremental profitability
- ✓ Thorough yet seamless KYC and AML procedures and onboarding

Strong track record of growth and "first crypto account" status

1.5M+ accounts[1]	**$3.8B** customer assets[1]
$4.4B Marketplace trading value[2]	**17** supported crypto assets
446% FY21 revenue growth	**68%** FY21 EBITDA margin

Source: Company filings
Note: Figures in JPY converted to USD based on exchange rate of 0.008684 as of 12/31/2021; [1] As of Dec-2021; [2] 3Q'22 YTD

4

2022)_v11.pptx 5 Combination Creates a Digital Platform Focused on Global Growth x Provides public market access for Coincheck, supporting the funding of continued growth and product expansion x Ability to enhance hiring / retention via equity compensation x Positions the company for international expansion with Netherlands - based HoldCo x HoldCo structure establishes Coincheck as a competitive global digital asset exchange , while reinforcing its market - leading position in Japan x Structure also enables launch of independent subsidiaries focused on an array of different digital asset - adjacent new business opportunities x Supports growth organically within operating subsidiaries, as well as inorganically via addition of new businesses under the HoldCo Monex Other existing Coincheck shareholders THCP shareholders Sponsor Coincheck Group N.V. Coincheck, Inc. Post - Merger Structure Overview Note: Excludes wholly - owned intermediate subsidiaries Netherlands - domiciled, U.S. - listed HoldCo Japan - domiciled, locally regulated operating entity

2022)_v11.pptx 6 Well - Positioned in a Large and Rapidly Growing Market Established Leader Operating at Scale in Japan’s Highly Regulated Market Young, Highly - Engaged Loyal Customer Base Track Record of Continued Innovation & Leadership Significant Growth Potential through Product & International Expansion Strong Management Team to Support Regional Excellence & Global Growth Robust Financial Model with High Incremental Profitability Coincheck is a Compelling Digital Asset Platform

2022)_v11.pptx 7 x Robust KYC / AML and compliance x Closely engaged with industry bodies x Japan’s first launched IEO x Oasis TOKYO partnership x 17 supported digital asset tokens x 28% Japanese market share 1,2 User growth Continued retail participation and increased corporate and institutional uptake Number of Crypto Asset Accounts in Japan (M) Crypto innovation Regulatory advancements …and Coincheck is at the forefront of the growth The Japanese Crypto Economy is Primed for Rapid Growth… 0 2 4 6 Jan-19 Jan-20 Jan-21 Jan-22 Japan’s Biggest Bank to Issue Yen - Pegged Stablecoin for Settlement - CoinDesk, 2/7/2022 +100% since Jan - 19 Recent wave of crypto adoption fueled by growth in new verticals, such as NFTs and Web3 New product offerings and forms of raising capital Japan’s first initial exchange offering (IEO) Japanese Crypto Exchanges to Enforce FATF’s Travel Rule Next Month - Crypto News, 3/10/2022 Japan’s $1 Trillion Crypto Market May Ease Onerous Listing Rules - Bloomberg, 2/2/2022 Source: Japan Virtual and Crypto assets Exchange Association Note: 1 As of Dec - 2021; 2 Number of accounts

Large and Attractive Market in Early Stages of Adoption

Coincheck

Japanese Crypto Penetration



125M[1]
Japan Population
5.5M[2]
Japan Crypto Community
1.5M[3]
Coincheck User Base

Select Crypto Adoption Rankings[4]

Today, Japan's digital asset adoption is relatively low, representing an opportunity to 'catch-up' to countries of similar economic size



0.03
0.06
0.13
0.16
0.22
Japan
Germany
United Kingdom
China
United States

Massive Untapped Market Opportunity

- ✓ Japan is the 3rd largest global economy ($5tn+ GDP), comprised of sophisticated and wealthy investors
- ✓ Only 4% of Japanese population owns crypto (versus 16% of US population), reflecting the nascency of the Japanese market[5]
- ✓ Large opportunity to service institutional demand
- ✓ Insulated from competition by regulation, language, and cultural understanding
- ✓ Japan's thoughtful crypto regulation model is designed around protecting consumers

Source: World Bank; Japan Virtual and Crypto assets Exchange Association; Chainalysis; Pew Research
Note: [1] As of Dec-2020; [2] Includes the number of accounts used for intermediary services to other exchanges; [3] Represents KYC-verified accounts as of Dec-2021; [4] Index of crypto adoption in 157 countries dependent on on-chain cryptocurrency value received, on-chain retail value received, and peer-to-peer exchange trade volume, ranging from 0 (lowest rank) to 1 (highest rank) by Chainalysis; [5] As of Sep-2021

8

2022)_v11.pptx 9 38% 20% 12% 7% <1% 22% Leader in Japan’s Highly Regulated Market Coincheck is a scarce asset, operating at scale Share of Japan market (by app downloads) 2 Share of Japan market (by accounts) 1 Strong market share driven by trusted and recognized brand, robust relative product offering, and strong customer experience Source: App Annie; AppTweak; Japan Virtual and Crypto assets Exchange Association Note: 1 As of Dec - 2021; 2 Represents calendar year 2021 figures 28% ■ Coincheck ■ GMO Coin ■ Other Japanese exchanges ■ Coincheck ■ bitFlyer ■ GMO Coin ■ Bitbank ■ Liquid ■ Other Japanese crypto apps 63% 9% 28% 5.5M

Leading Product Portfolio amongst Japanese Competitors

Coincheck

		Coincheck	bitFlyer	GMOコイン	Liquid[1]	bitbank
	Year Founded	2012	2014	2016	2014	2014
Capabilities	Exchange	✓	✓	✓	✓	✓
	OTC / Marketplace	✓	✓	✓	×	×
	Utility Bills Payment Services	✓	×	×	×	×
	NFTs (on-chain)	✓	×	✓	×	×
	NFTs (off-chain)	✓	×	×	×	×
	Initial Exchange Offering	✓	×	×	×	×
Key Metrics	Customer Accounts	1.5mm+	N/A	~475k	800k+ (global)	N/A
	Geographic Focus	Japan Only	Global	Global	Global	Japan
	Crypto Assets Offered	17	14	20	10	13
	Customer Assets ($bn)	$3.8	$5.2 (global)	$1.3	N/A	N/A

Source: Company filings; Company websites; Company information; App Annie; Japan Virtual and Crypto assets Exchange Association
Note: Figures in JPY converted to USD based on exchange rate of 0.008684 as of 12/31/2021; Operating metrics as of 12/31/2021; [1] FTX acquired Liquid Group on 2/2/2022

10

Young, Highly-Engaged Loyal Customer Base

Coincheck

Coincheck's platform strongly aligns with its user base, offering products and services that cater towards a young demographic

Users by Age[1]



5%
11%
24%
25%
35%
20s & under
30s
40s
50s
Over 60s

Customer-Centric Product Strategy

Coincheck's product and business strategy is informed by its customer demographics, with broad token coverage, NFT support, and Web3 all appealing to millennial and later generations

- ✓ Dedicated NFT marketplace
- ✓ Exposure to ~50% regulated digital assets
- ✓ Mobile-native user interface (app)
- ✓ Seamless KYC onboarding via mobile app

~60% of users are in their 30s and younger

Note: Figures in JPY converted to USD based on exchange rate of 0.008684 as of 12/31/2021; [1] As of Dec-2021

11

2022)_v11.pptx 12 Track Record of Continued Innovation & Leadership 2014 2016 2021 2021 Marketplace / Exchange Utility Bills Payment Services Allows users to pay for utilities using BTC Drives retail engagement Initial Exchange Offering (IEO) Enables Coincheck to service a new customer base – issuers Supports crypto assets offering process for Web3 and blockchain projects Hashpalette IEO (2021) was the first IEO in Japan – highly oversubscribed Allows Coincheck to provide a front - to - back issuance and trading capability Investors New token NFT Platform Launches first regulated Japanese exchange dedicated to NFTs Potential to participate as primary market issuer and secondary market trading platform Marketplace: user - friendly crypto gateway for beginners Exchange: market maker providing deep markets in select coins and strong liquidity 2018 Monex acquired Coincheck and invested heavily in security and governance Coincheck NFT

Large Growth Potential via Product & International Expansion

Coincheck

Coincheck has identified several growth opportunities that can be pursued organically or accelerated through M&A or partnership activity

Deepen Existing Offerings				Broaden Digital Asset Solutions		
Marketplace / IEO	**NFTs**	**Web3**	**Institutional**	**Financial services adjacencies**	**On-ramp services**	**International**
Continue to grow customer base and revenue to retain #1 market share position, build on first-of-its-kind IEO launch, and expand supported token coverage	Build the leading NFT platform in Japan, partnering with content creators and gaming companies	Build new services supporting the Coincheck digital asset ecosystem both organically and through M&A	Capture nascent and growing institutional interest, capitalizing on Coincheck's trusted brand name in the crypto space	Explore new financial service businesses that would appeal to the young Coincheck customer base, such as payments and commerce enablement	Provide on-ramp services between fiat, crypto, other digital assets, and various user applications	Add talent and capabilities in crypto-friendly geographies, including in Asia and across the world, and launch internationally (HoldCo structure)

13

2022)_v11.pptx 14 Strong Management Team to Support Regional Excellence & Global Growth Broad Management Experience Gary Simanson Chief Executive Officer, Holding Company President Satoshi Hasuo Vice President Koichiro Wada Oki Matsumoto Executive Chairman, Holding Company Coincheck Group B.V. (Netherlands) Executive Director functional leads (individuals) Coincheck, Inc. (Japan) Strategy Finance Legal, Compliance, and Risk Human Resources Business Development Operations System Development Cyber and System Management

2022)_v11.pptx 15 $6.7 $122.4 $131.7 20% 68% 59% FY20 FY21 3Q'22 YTD $1.0 $3.8 $4.4 FY20 FY21 3Q'22 YTD $33.1 $180.8 $221.5 FY20 FY21 3Q'22 YTD Robust Financial Model with High Incremental Profitability Annual EBITDA ($M) and EBITDA Margin Annual Revenue ($M) and YoY % growth Marketplace Trading Volume ($B) Strong historical growth and profitability combined with platform re - investment enables Coincheck to pursue further growth opportunities Source: Company filings; Company information Note: Figures in JPY converted to USD based on exchange rate of 0.008684 as of 12/31/2021; Coincheck FY ended 3/31; Interim f ina ncial numbers are unaudited; 1 Represents growth from 3Q’21 YTD to 3Q’22 YTD +446% +287% 1 Number of accounts (M) and YoY % growth 0.9 1.2 1.5 FY20 FY21 3Q'22 YTD +28% +48% 1

2022)_v11.pptx 16 Thunder Bridge Capital Partners IV Overview Deep Experience Partnering With and Advising Global Financial Technology Companies Thunder Bridge Management and Board of Directors Management and Leadership Team Gary Simanson Director, President & CEO • 30+ years of experience in executing strategic corporate and capital markets transactions for banks and financial technology companies • Extensive experience operating within Financial Services’ regulatory and compliance structures • Track record of delivering long - term shareholder value in the public markets • Broad prior public company board and operating experience in the financial technology, capital markets, banking and regulated financial services sectors • Five of the six board members served on the Boards of Thunder Bridge Acquisition, and Thunder Bridge Acquisition II prior to their combinations with Repay and Indie Semiconductor, respectively Pete Kight Senior Special Advisor • 30+ years of experience as an entrepreneur, technology investor and advisor • Founder, Chairman and CEO of CheckFree Corp, which sold to Fiserv for $4.4B • Deep experience and success in leading and advising disruptive technology businesses Financial Services & Technology Expertise FinTech and Financial Regulatory Expertise Public Company Experience Track Record of Successful Deal Execution x Deep knowledge and experience in the financial services sector, including enterprise risk management and corporate governance x Broad experience operating companies and serving on boards of regulated financial services businesses x THCP’s advisors and directors have served on the boards of: x Senior operating roles across: x Strong knowledge of capital markets and track record of investing in and taking companies public x Team with extensive corporate finance and capital markets experience in financial technology transactions, including cross - border M&A x Collaborative approach and mission - orientated culture focused on building public - ready organizations that will continue to deliver long - term shareholder value Partnership - Focused Culture

2022)_v11.pptx 17 Monex Overview Crypto Asset Marketplace and Exchange Japan Online Broker US Online Broker Asia Pacific Segment Investment Segment STEAM Education Business Genome Platform Business Other activities Continuing focus on institutional - grade compliance Regulated by the Japan Financial Services Agency (JFSA) and Japan Virtual and Crypto assets Exchange Association (JVCEA) Leader in crypto, with deep and longstanding culture of innovation On - ramp to the digital economy Diversity Technology Innovation Globalization